UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2021

Commission File Number: 001-39937
ZIM Integrated Shipping Services Ltd.
( Exact Name of Registrant as Specified in Its Charter)
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒
ZIM Integrated Shipping Services Ltd. (the “Company”) is filing this Amendment No. 1 to Form 6-K (“Amendment”) to its Form 6-K (“Form 6-K”) as filed with the Securities and Exchange Commission on April 5, 2021. Following the filing of the Form 6-K regarding its 2021 annual general meeting of shareholders (the “Meeting”), scheduled to be held on May 12, 2021, the Company received written notice from Kenon Holdings Ltd. (“Kenon”), a shareholder of the Company holding approximately 27.8% of its issued and outstanding share capital, in which letter Kenon requested that the Company add two additional nominees, Ms. Liat Tennenholtz and Mr. William (Bill) Shaul, to the list of nominees for election to the Board of Directors at the Meeting. In accordance with applicable Israeli law, the Company’s Board of Directors approved Kenon’s request and therefore the Company is hereby amending the Form 6-K and replacing in its entirety the previously published notice and proxy statement for the Meeting furnished therewith as Exhibits 99.1 and 99.2.
Accordingly, the Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively:
i.
Amended Notice and Proxy Statement, each originally dated April 5, 2021, as amended on the date hereof, with respect to the Meeting.

ii.
Amended Proxy Card originally dated April 5, 2021, as amended on the date hereof, for use in connection with the Meeting.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ZIM INTEGRATED SHIPPING SERVICES LTD.
By:
/s/ Noam Nativ

Noam Nativ
EVP General Counsel and Corporate Secretary
Date: April 13, 2021

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION
99.1	Amended Notice and Proxy Statement, each originally dated April 5, 2021, as amended on the date hereof, in connection with the Meeting
99.2	Amended Proxy card originally dated April 5, 2021, as amended on the date hereof, for use in connection with the Meeting